

February 26, 2009

Mr. Patrick de la Chevardière
Chief Financial Officer
TOTAL S.A.
2, place de la Coupole
La Défense 6
92400 Courbevoie
France

> **Re: TOTAL S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 6-K Filed October 16, 2008**
> **Response Letter Dated January 30, 2009**
> **File No. 1-10888**

Dear Mr. de la Chevardière:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response Letter Dated January 30, 2009

1.   We note your response to the comment set forth in our letter dated December 18, 2008. To the extent not addressed by your response, please tell us about any royalties, taxes or other payments you have made to the government of Syria, or to entities controlled by that government, during the past fiscal year. To the extent not addressed by your response, please also describe any contracts, agreements, or other arrangements you have entered into regarding future payments to be made, or future cash flow to be generated, to the Syrian government or to entities that it controls.

2.   Please tell us the nature and amounts of royalties, taxes, and other payments you have made to the government of Iran, or to entities controlled by that government, during the past fiscal year. Your response should include information regarding

Mr. Patrick de la Chevardière
TOTAL S.A
February 26, 2009
Page 2

both cash payments and payments in kind, including payments pursuant to any
contractual profit-sharing mechanisms. Please also tell us the total cash flow
generated by your operations in Iran during the past fiscal year, including
amounts recognized by you as revenue and amounts generated for the Iranian
government or entities controlled by that government. Describe in reasonable
detail the terms of any contracts, agreements or other arrangements you have
entered into regarding future payments to be made, or future cash flow to be
generated, to the Iranian government or to entities that it controls.

Closing Comments

 Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

Please contact Laura Nicholson at (202) 551-3584, or in her absence, Timothy
Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard Asthalter, Esq.